February 27, 2018

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Renasant Corporation (CIK 0000715072)
Annual Report on Form 10-K
For the year ended December 31, 2017

Ladies and Gentlemen:
Pursuant to General Instruction D(3) to Form 10-K, enclosed is Renasant Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “10-K”). The financial statements in the 10-K do not reflect any changes in Renasant Corporation’s accounting principles or practices, or in the method of applying such accounting principles or practices, from the preceding fiscal year because there were no such changes.

If you have any questions or comments concerning this material, please contact me at (662) 680-1450.

Yours sincerely,
Kevin D. Chapman
Executive Vice President and
Chief Financial Officer